UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced that, on October 17, 2024, it placed USD 100 million of new senior unsecured bonds in the Nordic bond market. The new bonds are due to mature in October 2029 and will pay a fixed coupon of 7.25% per annum, payable semi-annually in arrears.

In connection with the issue, Navigator has today notified Nordic Trustee AS of its exercise of the call option to redeem the remaining portion of the Company’s existing USD 100 million senior unsecured bonds, maturing in September 2025, with ISIN NO0010891955 (the “Existing Bonds”). The Existing Bonds will be redeemed at a price equal to 101.60% of par value (plus accrued and unpaid interest), with a redemption date of 1 November 2024. Net proceeds from the bond issue will otherwise be used for general corporate purposes.

THE INFORMATION INCLUDED IN “ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

ITEM 2—EXHIBITS

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd. dated October 17, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 17, 2024	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary